Exhibit 99.2

 POSTMEDIA NETWORK CANADA CORP.
 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010

Issued:  January 11, 2012

JANUARY 11, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the interim condensed consolidated financial statements and related notes of Postmedia for the three months ended November 30, 2011 and 2010 and the annual audited consolidated financial statements and related notes of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010.  The annual audited consolidated financial statements of Postmedia for the year ended August 31, 2011 and period ended August 31, 2010, were prepared in accordance with Canadian generally accepted accounting principles – Part V (“Canadian GAAP”) and may not be comparable to the interim condensed consolidated financial statements of Postmedia for the three months ended November 30, 2011 and 2010 which are prepared in accordance with International Financial Reporting Standards (”IFRS”) as issued by the International Accounting Standards Board, and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting .  For a detailed explanation of our transition to IFRS please refer to note 20 in the interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010.  The interim  condensed consolidated financial statements of Postmedia for the three months ended November 30, 2011 and 2010 and the annual audited consolidated financial statements of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements.  These statements are subject to a number of risks described in the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the year ended August 31, 2011 and the period ended August 31, 2010.  Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements.  Such statements reflect management’s current views and are based on certain assumptions.  They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors.  Investors are cautioned not to place undue reliance on such forward-looking statements.  No forward-looking statement is a guarantee of future results.

All amounts are expressed in Canadian dollars unless otherwise noted. The interim condensed consolidated financial statements of Postmedia for the three months ended November 30, 2011 and 2010 have been prepared in accordance with IFRS and IAS 34 – Interim Financial Reporting.  In certain aspects US Generally Accepted Accounting Principles as applied in the United States (“US GAAP”) differ from IFRS.  See “Differences between IFRS and US GAAP”.

This management’s discussion and analysis is dated January 11, 2012 and does not reflect changes or information subsequent to this date.  Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Transition to IFRS

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part I (“CICA Handbook”).  In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards for years beginning on or after January 1, 2011. Accordingly, the interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010 are our first financial statements prepared in accordance with IFRS and IAS 34.  Comparative figures for the three months ended November 30, 2010 have been restated.

The interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010, have been prepared using the IFRS accounting policies we expect to adopt in our annual consolidated financial statements for the year ending August 31, 2012.  The new significant accounting policies under IFRS are disclosed in note 3 of our interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010.  In addition, note 20 of our interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010 includes an explanation of the transition to IFRS from Canadian GAAP, including reconciliations to IFRS of the results previously reported under Canadian GAAP.  The  critical accounting estimates in accordance with IFRS, are described further in “Critical Accounting Estimates” later in this management’s discussion and analysis.

The following table reconciles Canadian GAAP to IFRS and adjusts for the presentation of discontinued operations for our interim condensed consolidated statement of operations for the three months ended November 30, 2010:

	Canadian GAAP	Discontinued operations	IFRS adjustments	IFRS
Revenues
Print advertising	197,282	(28,085)	-	169,197
Print circulation	59,789	(3,759)	-	56,030
Digital	23,554	(617)	-	22,937
Other	6,432	(497)	-	5,935
Total revenues	287,057	(32,958)	-	254,099
Expenses
Compensation	111,040	(12,866)	(1,288)	96,886
Newsprint	17,841	(1,187)	-	16,654
Distribution	37,991	(5,172)	-	32,819
Other operating	45,959	(7,401)	-	38,558
Operating income before depreciation, amortization and restructuring	74,226	(6,332)	1,288	69,182
Depreciation	7,710	(570)	-	7,140
Amortization	11,636	(172)	-	11,464
Restructuring and other items	23,165	(1,926)	-	21,239
Operating income	31,715	(3,664)	1,288	29,339
Interest expense	21,574	(2,233)	-	19,341
Net financing expense relating to employee benefit plans	-	(4)	848	844
Loss on derivative financial instruments	12,950	-	-	12,950
Foreign currency exchange gains	(10,161)	4	-	(10,157)
Acquisition costs	1,787	-	-	1,787
Earnings before income taxes	5,565	(1,431)	440	4,574
Provision for income taxes	-	-	-	-
Net earnings from continuing operations	5,565	(1,431)	440	4,574
Net earnings from discontinued operations, net of tax of nil	-	1,431	-	1,431
Net earnings attributable to equity holders of the Company	5,565	-	440	6,005

The following table reconciles Canadian GAAP to IFRS and adjusts for the presentation of discontinued operations for our consolidated statement of operations for the year ended August 31, 2011:

	Canadian GAAP	Discontinued operations	IFRS adjustments	IFRS
Revenues
Print advertising	674,451	(100,531)	-	573,920
Print circulation	233,984	(14,688)	-	219,296
Digital	90,282	(3,232)	-	87,050
Other	20,408	(1,786)	-	18,622
Total revenues	1,019,125	(120,237)	-	898,888
Expenses
Compensation	423,512	(50,026)	(4,970)	368,516
Newsprint	62,125	(4,702)	-	57,423
Distribution	147,043	(20,218)	-	126,825
Other operating	185,337	(28,415)	-	156,922
Operating income before depreciation, amortization and restructuring	201,108	(16,876)	4,970	189,202
Depreciation	29,199	(2,184)	-	27,015
Amortization	45,893	(684)	-	45,209
Restructuring and other items	42,775	(3,397)	(1,367)	38,011
Operating income	83,241	(10,611)	6,337	78,967
Interest expense	80,315	(8,031)	-	72,284
Loss on debt prepayment	11,018	-	-	11,018
Net financing expense relating to employee benefit plans	-	(17)	2,988	2,971
Loss on disposal of property and equipment	175	1	-	176
Loss on derivative financial instruments	21,414	-	-	21,414
Foreign currency exchange gains	(17,960)	1	-	(17,959)
Acquisition costs	1,217	-	-	1,217
Loss before income taxes	(12,938)	(2,565)	3,349	(12,154)
Provision for income taxes	-	-	-	-
Net loss from continuing operations	(12,938)	(2,565)	3,349	(12,154)
Net earnings from discontinued operations, net of tax of nil	-	2,565	-	2,565
Net loss attributable to equity holders of the Company	(12,938)	-	3,349	(9,589)

The following table provides our fiscal 2011 quarterly and full year consolidated statements of operations, adjusted for the presentation of discontinued operations, under IFRS:

	Fiscal 2011
	Q1	Q2	Q3	Q4	Total
Revenues
Print advertising	169,197	136,839	145,601	122,283	573,920
Print circulation	56,030	53,522	55,327	54,417	219,296
Digital	22,937	20,836	22,077	21,200	87,050
Other	5,935	3,813	4,623	4,251	18,622
Total revenues	254,099	215,010	227,628	202,151	898,888
Expenses					-
Compensation	96,886	91,084	95,801	84,745	368,516
Newsprint	16,654	13,391	14,493	12,885	57,423
Distribution	32,819	30,495	32,585	30,926	126,825
Other operating	38,558	40,133	38,169	40,062	156,922
Total operating expenses	184,917	175,103	181,048	168,618	709,686
Operating income before depreciation, amortization and restructuring	69,182	39,907	46,580	33,533	189,202
Depreciation	7,140	6,435	6,769	6,671	27,015
Amortization	11,464	11,416	11,102	11,227	45,209
Restructuring and other items	21,239	12,212	1,589	2,971	38,011
Operating income	29,339	9,844	27,120	12,664	78,967
Interest expense	19,341	18,783	17,704	16,456	72,284
Loss on debt prepayment	-	-	11,018	-	11,018
Net financing expense relating to employee benefit plans	844	844	843	440	2,971
Loss on disposal of property and equipment	-	-	115	61	176
Loss (gain) on derivative financial instruments	12,950	14,616	1,907	(8,059)	21,414
Foreign currency exchange (gains) losses	(10,157)	(13,101)	695	4,604	(17,959)
Acquisition costs	1,787	(570)	-	-	1,217
Earnings (loss) before income taxes	4,574	(10,728)	(5,162)	(838)	(12,154)
Provision for income taxes	-	-	-	-	-
Net earnings (loss) from continuing operations	4,574	(10,728)	(5,162)	(838)	(12,154)
Net earnings (loss) from discontinued operations, net of tax of nil	1,431	(1,790)	2,437	487	2,565
Net earnings (loss) attributable to equity holders of the Company	6,005	(12,518)	(2,725)	(351)	(9,589)

 Future Accounting Standards

The following accounting standards are issued but not yet effective.  We have not yet assessed the impact of the standards or determined whether we will adopt any of the standards earlier than their current effective date.

IFRS 9 - Financial Instruments

IFRS 9 was issued in November 2009 and contains requirements for financial assets.  This standard addresses classification and measurement of financial assets and replaces the multiple designation and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.  Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carry forward existing requirements in IAS 39 - Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This standard is required to be applied for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.

IFRS 10 – Consolidated Financial Statements

IFRS 10 replaces SIC-12 Consolidation – Special Purposes Entities and parts of IAS 27 – Consolidated and Separate Financial Statements and introduces a new definition of control that is intended to provide more consistent guidance in the determination of whether control exists and whether or not an entity should be included within the consolidated financial statements.  This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

IAS 19 – Employee Benefits (Amended)

IAS 19 amendments include, among other changes, the immediate recognition of the actuarial gains and losses in other comprehensive income, the introduction of a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component and all past service costs are to be recognized in profit or loss when the employee benefit plan is amended.  This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Additional IFRS Measures

We use operating income before depreciation, amortization and restructuring, as presented in the interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010 and described in note 6 thereto, to assist in assessing our financial performance.  Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results as well as the results of its segments and to assess the Company’s ability to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Finally, this measure is the primary measure, subject to certain required adjustments, used by our creditors to assess performance and compute financial maintenance covenants contained in the Company’s Senior Secured Term Loan Credit Facility (“Term Loan Facility”).  Operating income before depreciation, amortization and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

Overview and Background

We are the largest publisher of English-language paid daily newspapers by circulation in Canada, according to the Newspapers Canada 2010 Circulation Data Report. Our English-language paid daily newspapers have, in total, the highest weekly print readership of English-language paid dailies belonging to each of the other media organizations in Canada, based on the NADbank 2010 survey data. Our business consists of news and information gathering and dissemination operations, with products offered in most of the major markets and a number of regional and local markets in Canada through a variety of daily newspapers, online, digital and mobile platforms. The combination of these distribution platforms provides readers with a variety of mediums through which to access and interact with our content. In addition, the breadth of our reach and the diversity of our content enable advertisers to reach their target audiences, through the convenience of a single provider, on local, regional and national scales.

We have one reportable segment for financial reporting purposes, the Newspapers segment.  The Newspapers segment is comprised of the Eastern newspapers operating segment and the Western newspapers operating segment which have been aggregated as permitted by IFRS. The Newspapers segment publishes daily and non-daily newspapers and operates the related newspaper websites.  Its revenue is primarily from advertising and circulation.  We also have other business activities and an operating segment which are not separately reportable and are referred to collectively as the All other category.  Revenue in the All other category primarily consists of revenue from FPinfomart and canada.com.

On October 18, 2011, we entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties, for a purchase price of $86.5 million.  The Disposed Properties were all within the Newspapers segment.  On November 30, 2011, the Company completed the Transaction and recorded a gain on the sale of the Disposed Properties of $17.1 million.  In accordance with the terms and conditions of the Term Loan Facility, on November 30, 2011 the proceeds from the sale of the Disposed Properties were used to make a principal payment of US$84.6 million (CDN$86.5 million) on Tranche C.  As a result of the Transaction we have presented the results of the Disposed Properties as discontinued operations and as such, the condensed consolidated statement of operations and condensed consolidated statement of comprehensive income for the three months ended November 30, 2010 have been revised to reflect this change in presentation.  The condensed consolidated statements of financial position as at August 31, 2011 and September 1, 2010 and condensed consolidated statement of cash flows for the three months ended November 30, 2010 have not been revised.  Additional information on the Transaction is available in note 5 of the interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010.

During the three months ended November 30, 2011, we made total long-term debt repayments of $90.8 million (US$88.9 million) related to the Term Loan Facility.  Aggregate long-term debt repayments since completion of the acquisition of Canwest Limited Partnership in July 2010 total approximately $173.0 million.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers and single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the average price per copy. Digital revenue is comprised of revenue from national and local display advertising on our newspaper and other websites, including canada.com, and subscription and licensing revenue generated through FPinfomart.

Print advertising revenue was $149.4 million for the three months ended November 30, 2011, representing 64.6% of total revenue.  For the three months ended November 30, 2011 print advertising revenue by major category was as follows: national advertising 39.2%, retail advertising 22.5%, classified advertising 18.2%, insert advertising 15.9%, and other advertising 4.2%.  Print advertising is influenced by the overall health of the economy.  Over the last few years, significant print advertising declines have been driven by the economic downturn as well as a continuing shift in advertising dollars from newspaper advertising to advertising in other formats, including online and other digital platforms.  During the three months ended November 30, 2011, we experienced print advertising revenue declines of 11.7% as compared to the three months ended November 30, 2010, of which, approximately 75% was due to weakness in the national advertising category.

Print circulation revenue was $54.3 million for the three months ended November 30, 2011, representing 23.5% of total revenue.  Declines in circulation volume have been experienced over the last few years and continued in the current quarter.  Circulation volume decreases have been partially offset by price increases. We expect these trends to continue throughout the remainder of fiscal 2012.

Digital revenue was $22.6 million for the three months ended November 30, 2011, representing 9.8% of total revenue.  We experienced weaker digital revenue as compared to the same period in the prior year primarily due to weak economic conditions, which resulted in declines in national digital revenue.  We still believe digital revenue represents a future growth opportunity for the Company and we continue to focus on many new initiatives in this area.

Other revenue was $4.8 million for the three months ended November 30, 2011, representing 2.1% of total revenue.  We experienced a decline in other revenue as compared to the same period in the prior year due to the termination of a commercial printing contract as of September 30, 2010.  The operating income previously earned on this commercial printing contract was offset with corresponding cost reductions resulting from the closure of our commercial printing facility as well as savings achieved from outsourcing our production previously done by this facility.  Accordingly, the loss of this commercial printing contract did not have a material impact on our overall operating income before depreciation, amortization and restructuring.

Our principal operating expenses consist of compensation expenses, which are comprised of payroll and contractor expenses, newsprint expenses, and distribution expenses.  These comprised 49.4%, 8.3% and 18.5%, respectively, of total operating expenses for the three months ended November 30, 2011.  We experienced declines in compensation expenses of 10.1%, in the three months ended November 30, 2011 as compared to the three months ended November 30, 2010, due to the restructuring initiatives as described below and decreases in share-based compensation expense.  Newsprint consumption decreased 9.6%, due to continued usage reduction efforts, outsourcing of production at certain newspapers as discussed above and lower newspaper circulation volume combined with a decrease in newsprint cost per tonne of 2.8%, resulting in an overall decrease in newsprint expense of 12.1% for the three months ended November 30, 2011 as compared to the three months ended November 30, 2010. Distribution expenses decreased nominally in the three months ended November 30, 2011 as compared to the three months ended November 30, 2010.

Restructuring and other items was $3.0 million for the three months ended November 30, 2011, which relates primarily to severance costs for involuntary terminations.  These severance costs will result in a reduction to our compensation expense.

Our operating results are affected by variations in the cost and availability of newsprint. Newsprint is the principal raw material used in the production of our daily newspapers and other print publications. It is a commodity that is generally subject to price volatility. We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense. Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our operating expenses by approximately $5.0 million on an annualized basis.  In the three months ended November 30, 2011, newsprint cost per tonne has decreased 2.8% as compared to the three months ended November 30, 2010, due to decreased use of specialty grades of newsprint.  Our total newsprint expense decreased 12.1% for the three months ended November 30, 2011 as compared to the three months ended November 30, 2010 due to the factors previously described.  We expect newsprint prices to remain the same or increase modestly throughout the remainder of fiscal 2012.

Our distribution is primarily outsourced to third party suppliers.  The key drivers of our distribution costs are fuel costs and circulation and flyer volumes.  We expect distribution costs to remain relatively flat  throughout the remainder of fiscal 2012.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, significant seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits. Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.  These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities.  Our management bases its estimates and judgements on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results could differ from those estimates under different assumptions or conditions.  Excluding the critical accounting estimates described below there are no significant changes in our accounting estimates since August 31, 2011 as described in our annual management’s discussion and analysis and annual audited consolidated financial statements for the year ended August 31, 2011 and the period ended August 31, 2010.

Impairment of Non-Financial Assets

We test goodwill and indefinite life intangible assets for impairment annually, or more frequently if there are any indicators that an impairment has arisen.  The recoverable amount of goodwill and indefinite life intangible assets are based on the higher of value in use and fair value less cost to sell calculations.  We computed the fair value less cost to sell of each cash-generating-unit using a discounted cash flow model that requires assumptions about future cash flows and discount rates. The future cash flows are based on management’s best estimate considering historical and expected operating plans, current strategies, economic conditions and the general outlook for the industry and markets in which we operate.  The discounted cash flow calculations represent three year projections prepared by management.  Cash flows after the three year projections are extrapolated using individual growth rates.

Employee future benefits

The cost of defined benefit pension plans, post-retirement benefit plans and other long-term employee benefit plans and the present value of the defined benefit obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual results.  These assumptions include the discount rate to measure obligations and the expected long-term rate of return on plan assets, among others.  Due to the complexity of the actuarial valuations and the long-term nature of defined benefit plans, a defined benefit obligation is highly sensitive to changes in assumptions.  Discount rates and the expected return on plan assets compared to the actual return on plan assets are reviewed at each reporting date and corresponding adjustments are recognized in other comprehensive income and deficit.

Operating Results

Postmedia’s operating results for the three months ended November 30, 2011 as compared to the three months ended November 30, 2010

	2011	2010
Revenues
Print advertising	149,368	169,197
Print circulation	54,269	56,030
Digital	22,622	22,937
Other	4,831	5,935
Total revenues	231,090	254,099
Expenses
Compensation	87,121	96,886
Newsprint	14,634	16,654
Distribution	32,705	32,819
Other operating	41,983	38,558
Total operating expenses	176,443	184,917
Operating income before depreciation, amortization and restructuring	54,647	69,182
Depreciation	6,462	7,140
Amortization	11,021	11,464
Restructuring and other items	2,982	21,239
Operating income	34,182	29,339
Interest expense	16,837	19,341
Net financing expense relating to employee benefit plans	975	844
(Gain) loss on derivative financial instruments	(10,040)	12,950
Foreign currency exchange (gains) losses	12,132	(10,157)
Acquisition costs	-	1,787
Earnings before income taxes	14,278	4,574
Provision for income taxes	-	-
Net earnings from continuing operations	14,278	4,574
Net earnings from discontinued operations, net of tax of nil	14,053	1,431
Net earnings attributable to equity holders of the Company	28,331	6,005

Revenue

Print advertising

Print advertising revenue decreased $19.8 million, or 11.7%, to $149.4 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 20.2%, retail advertising of 6.9%, classified advertising of 6.7%, and inserts advertising of 3.2%.  Partially offsetting these decreases was a 2.9% increase in other advertising.

Print circulation

Print circulation revenue decreased $1.8 million, or 3.1%, to $54.3 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  Net paid circulation decreased 7.5% for the three months ended November 30, 2011 as compared to the three months ended November 30, 2010, offset partially by price increases, resulting in a 3.1% decrease in overall circulation revenue.

Digital

Digital revenue decreased $0.3 million, or 1.4%, to $22.6 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  This variance is primarily attributable to a 1.7% decrease in digital advertising revenue, primarily due to decreases in national digital advertising, partially offset by growth in local digital advertising.

Other

Other revenue decreased $1.1 million to $4.8 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010. The decrease is due to the termination of a commercial printing contract in September 2010 as discussed earlier.

Operating expenses

Compensation

Compensation expenses, which are comprised of payroll and contractor expenses, decreased $9.8 million, or 10.1%, to $87.1 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  The decrease is the result of previously discussed restructuring initiatives as well as a decrease in share-based compensation expense of $2.8 million.

Newsprint

Newsprint expenses decreased $2.0 million, or 12.1%, to $14.6 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  Newsprint consumption decreased 9.6% due to continued usage reduction efforts, outsourcing of our production at certain newspapers as discussed above and lower newspaper circulation volume, combined with a decrease in newsprint cost per tonne of 2.8%.

Distribution

Distribution expenses decreased nominally by $0.1 million, or 0.3%, to $32.7 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.

Other operating

Other operating expenses increased $3.4 million, or 8.9%, to $42.0 million for the three months ended November 30, 2011 as compared to the three months ended November 30, 2010.  Increases in other operating expenses are primarily related to increased outsourced production costs, and legal expenses and regulatory costs associated with being a public company.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring decreased $14.5 million, or 21.0%, to $54.6 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  The decrease relates primarily to decreases in revenue and increases in other operating expenses, offset by decreases in compensation and newsprint, as discussed above.

Depreciation

Depreciation decreased $0.7 million, or 9.5%, to $6.5 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.

Amortization

Amortization decreased $0.4 million, or 3.9%, to $11.0 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.

Restructuring and other items

Restructuring and other items for the three months ended November 30, 2011 decreased $18.3 million to $3.0 million as compared to the three months ended November 30, 2010.  Restructuring and other items for the three months ended November 30, 2011 relate primarily to severance costs for involuntary terminations.  Restructuring and other items for the three months ended November 30, 2010 include $20.8 million related to severance costs, which include both involuntary terminations and voluntary buyouts and $0.4 million of expenses relating to the preparation of a non-offering prospectus and management oversight expenses of our various restructuring initiatives.

Operating income

Operating income increased $4.8 million, or 16.5%, to $34.2 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  The increase relates primarily to the decrease in restructuring and other items, partially offset by lower operating income before depreciation, amortization and restructuring, both as discussed above.

Interest expense

Interest expense decreased $2.5 million, or 12.9%, to $16.8 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  The decrease relates to lower interest rates in the three months ended November 30, 2011 as a result of the refinancing of the Term Loan Facility on April 4, 2011 as well as the overall reduction in the Term Loan Facility due to principal repayments made throughout the year ended August 31, 2011.  The decrease is partially offset by an increase in interest expense of $0.5 million in the three months ended November 30, 2011, due to the acceleration of interest expense representing the expense of unamortized debt issuance costs due to actual and revised estimates of the expected repayments of the Term Loan Facility.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans increased $0.1 million to $1.0 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.

(Gain) loss on derivative financial instruments

Gain on derivative financial instruments for the three months ended November 30, 2011 was $10.0 million as compared to a loss of $13.0 million during the three months ended November 30, 2010.  The gain for the three months ended November 30, 2011 includes a gain of $6.7 million related to a foreign currency interest rate swap that was not designated as a hedge and a gain of $3.3 million related to a variable prepayment option embedded derivative on the 12.50% Senior Secured Notes due 2018 (the “Notes”).  The loss for the three months ended November 30, 2010 includes a loss of $10.1 million related to a foreign currency interest rate swap that was not designated as a hedge and a loss of $2.9 million related to a variable prepayment option embedded derivative on the Notes.

Foreign currency exchange (gains) losses

Foreign currency exchange losses for the three months ended November 30, 2011 were $12.1 million as compared to gains of $10.2 million during the three months ended November 30, 2010.  For the three months ended November 30, 2011 foreign currency exchange losses consisted primarily of net realized losses of $3.8 million related to repayments of Tranche C of the Term Loan Facility as well as unrealized losses of $8.4 million related to the outstanding principal amount on Tranche C that is not subject to hedge accounting and realized losses of $0.2 million on contractual principal settlements on the foreign currency interest rate swap not designated as a hedge.  For the three months ended November 30, 2010 foreign currency exchange gains consisted primarily of net realized gains of $0.4 million related to repayments of the US Tranche of the Term Loan Facility as well as unrealized gains of $10.3 million related to the outstanding principal amount on the US Tranche partially offset by realized losses of $0.1 million on contractual principal settlements on the foreign currency interest rate swap not designated as a hedge.

Acquisition costs

During the three months ended November 30, 2010, we incurred acquisition costs of $1.8 million related to the purchase of the assets and certain liabilities of Canwest Limited Partnership.  These costs were expensed as they were not directly related to either the issuance of debt or equity.

Earnings before income taxes

Earnings before income taxes increased $9.7 million to $14.3 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  The increase in earnings before income taxes is primarily the result of increased operating income, decreased interest expense and the non-recurrence of the acquisition costs discussed above.

Provision for income taxes

The Company has not recorded a provision for current and deferred tax expense or recovery for the three months ended November 30, 2011 and 2010.  Current taxes payable were offset by a reduction of our tax loss carryforward balances resulting in a nil tax position for the three months ended November 30, 2011 and 2010.  The cumulative tax loss carryforward balances have not been recognized as a deferred tax asset on the statement of financial position in accordance with IFRS.

Net earnings from continuing operations

Net earnings from continuing operations increased $9.7 million to $14.3 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010 as described above.

Net earnings from discontinued operations

Net earnings from discontinued operations for the three months ended November 30, 2011 was $14.1 million as compared to $1.4 million during the three months ended November 30, 2010.  The increase relates primarily to a $17.1 million gain on sale of discontinued operations partially offset by a $4.5 million decrease in earnings from discontinued operations during the three months ended November 30, 2011 as compared to the three months ended November 30, 2010.

The $4.5 million decrease in earnings from discontinued operations is primarily due to $6.4 million of accelerated amortization of debt issuance costs related to the debt repayment of $86.5 million described above and a reduction of revenue of $0.9 million.  This is partially offset by decreases in depreciation, amortization and restructuring expenses of $2.4 million.

Net earnings attributable to equity holders of the Company

Net earnings for the three months ended November 30, 2011 increased $22.3 million to $28.3 million as compared to the three months ended November 30, 2010.  The increase is due to the increase in earnings from both continuing and discontinued operations discussed above.

Postmedia’s segment operations for the three months ended November 30, 2011 as compared to the three months ended November 30, 2010

	2011	2010
Revenues
Newspapers	223,075	244,797
All other	8,994	10,419
Intersegment elimination	(979)	(1,117)
	231,090	254,099
Operating expenses
Newspapers	168,282	173,197
All other	5,494	5,210
Corporate	3,646	7,627
Intersegment elimination	(979)	(1,117)
	176,443	184,917
Operating income before depreciation, amortization and restructuring
Newspapers	54,793	71,600
All other	3,500	5,209
Corporate	(3,646)	(7,627)
	54,647	69,182

Newspapers

Revenue

Revenue for the Newspapers segment decreased $21.7 million, or 8.9%, to $223.1 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  The decrease in revenue is due to decreases in print advertising revenue, circulation revenue, and commercial printing revenue partially offset by increases in local digital advertising revenue.

The total advertising linage and the average line rate decreased 9.6% and 4.7% during the three months ended November 30, 2011, respectively, as compared to the three months ended November 30, 2010.  National advertising revenue decreased 20.2%, retail advertising revenue decreased 6.9% and classified advertising revenue decreased 6.7% during the three months ended November 30, 2011 as compared to the three months ended November 30, 2010.  Insert revenue decreased 3.2% primarily related to volume decreases of 2.7% during the three months ended November 30, 2011 as compared to the three months ended November 30, 2010.  A decrease in print circulation volume of 7.5% was partially offset by increases in per copy pricing, resulting in a 3.1% decrease in print circulation revenue during the three months ended November 30, 2011 as compared to the three months ended November 30, 2010.  Newspaper local digital advertising revenue increased $0.9 million, or 6.8%, during the three months ended November 30, 2011 as compared to the three months ended November 30, 2010 and digital circulation revenue increased nominally, resulting in an overall digital revenue increase of 7.1% during the three months ended November 30, 2011 as compared to the three months ended November 30, 2010.  Other revenue decreased $1.1 million which relates to the termination of a commercial printing contract in September 2010 as discussed earlier.

Operating expenses

Operating expenses for the Newspapers segment decreased $4.9 million, or 2.8%, to $168.3 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010.  The decrease in operating expenses is primarily due to the impact of restructuring and cost reduction initiatives implemented during the year ended August 31, 2011.  In particular compensation expense decreased $5.9 million, or 7.7%, and newsprint and production expense decreased $1.3 million or 5.4%.  The newsprint and production expense decrease is comprised of newsprint expense decreases of 12.1% partially offset by increases in external production costs due to outsourcing.  Partially, offsetting these decreases is an increase in overhead costs of $2.0 million, or 10.5%.

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items, for the Newspapers segment decreased $16.8 million, or 23.5%, to $54.8 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010. The decrease is due to a decrease in revenue, partially offset by reduced operating expenses, as described above.

All other

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items for the All other category decreased $1.7 million to $3.5 million for the three months ended November 30, 2011, as compared the three months ended November 30, 2010.  This decrease is primarily due to decreased national digital advertising revenue of $1.2 million.

Corporate

Operating expenses

Corporate expenses decreased $4.0 million to $3.6 million for the three months ended November 30, 2011, as compared the three months ended November 30, 2010.  The decrease is due to a decrease in compensation costs which include decreases to defined benefit pension and post-retirement plan expenses and a $2.8 million decrease in share-based compensation expense.

Consolidated quarterly financial information

	Postmedia							Canwest Limited Partnership (2)
($ in thousands of Canadian dollars, except per share information)	Fiscal 2012 (1)	Fiscal 2011 (1)				Fiscal 2010 (3)		Fiscal 2010 (3)
	Q1	Q4	Q3	Q2	Q1	July 13, 2010 to August 31, 2010		June 1, 2010 to July 12, 2010		Q3		Q2
Revenue	231,090	202,151	227,628	215,010	254,099	122,094		119,229		270,345		254,418

Net earnings (loss) from continuing operations	14,278	(838)	(5,162)	(10,728)	4,574	n/a	(3)	n/a	(3)(5)	n/a	(3)(5)	n/a	(3)(5)
Net earnings (loss) per share from continuing operations
Basic	$0.35	$(0.02)	$(0.13)	$(0.27)	$0.11	n/a	(3)	n/a	(3)(5)	n/a	(3)(5)	n/a	(3)(5)
Diluted	$0.35	$(0.02)	$(0.13)	$(0.27)	$0.11	n/a	(3)	n/a	(3)(5)	n/a	(3)(5)	n/a	(3)(5)

Net earnings (loss) attributible to equity holders of the
Company	28,331	(351)	(2,725)	(12,518)	6,005	(44,618)		n/a	(4)	40,639		(7,613)
Net earnings (loss) per share attributible to equity holders of the Company
Basic	$0.70	$(0.01)	$(0.07)	$(0.31)	$0.15	$(1.11)		n/a	(5)	n/a	(5)	n/a	(5)
Diluted	$0.70	$(0.01)	$(0.07)	$(0.31)	$0.15	$(1.11)		n/a	(5)	n/a	(5)	n/a	(5)

Cash flows from operating activities	9,922	(5,187)	39,236	9,185	(4,615)	17,502		n/a	(4)	37,913		45,652

Notes:
(1) The historical consolidated quarterly financial information for Postmedia for Fiscal 2012 and Fiscal 2011 has been prepared in accordance with IFRS.
(2) We have included historical consolidated quarterly financial information of Canwest Limited Partnership, prepared under Canadian GAAP, to provide quarterly historical financial data of the operations we acquired. However, Canwest Limited Partnership’s historical quarterly financial information is not comparable to our quarterly consolidated financial information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business.
(3) The historical quarterly financial information for Postmedia and Canwest Limited Partnership for Fiscal 2010 has been prepared in accordance with Canadian GAAP and has not been restated for discontinued operations and as a result net earnings (loss) from continuing operations and net earnings (loss) per share from continuing operations have not been presented.
(4) As Canwest Limited Partnership was under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information in note 5 of the audited financial statements of Canwest Limited Partnership did not include a provision for income taxes. As a result net earnings (loss) attributable to equity holders of the Company have not been presented for the period from June 1, 2010 to July 12, 2010 in the above table. Additionally, no cash flow information was prepared for Canwest Limited Partnership under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010 and as a result cash flows from operating activities have not been presented for the period from June 1, 2010 to July 12, 2010 in the above table.
(5) Net earnings (loss) per share has not been provided for the partnership units of Canwest Limited Partnership.

Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand, cash flows from operations and available borrowings under our Term Loan Facility and asset-based revolving credit facility (“ABL Facility”) will enable us to meet our working capital, capital expenditures, debt servicing and other funding requirements for the foreseeable future. However, our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants under our debt agreements, depends on our future operating performance and cash flows.  There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results” above.  Our cash flows from operating activities may be impacted by, among other things, the sale of the Disposed Properties, competition from other newspapers and alternative forms of media and competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, including new media outlets. As a result of the challenging economy, we expect our capital expenditures for the year ending August 31, 2012 to decrease to $20 million.  Although we expect to fund our capital needs with our available cash, cash generated from operations and available borrowings under the ABL Facility, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt agreements.

The financial covenants in the Term Loan Facility credit agreement are as follows:

•	The consolidated interest coverage ratio shall not at any time be less than 2.00 to 1.00;
•	The consolidated total leverage ratio shall not exceed (a) 4.50 to 1.00 through November 29, 2012 and (b) 4.00 to 1.00 from November 30, 2012 through maturity; and
•	The consolidated first lien indebtedness leverage ratio shall not exceed (a) 3.00 to 1.00 through November 29, 2012 and (b) 2.50 to 1.00 from November 30, 2012 through maturity.

As at November 30, 2011, we were in compliance with all debt covenants and no amounts were drawn under the ABL Facility.

We expect to meet our cash needs for the remainder of fiscal 2012 through a combination of operating cash flows and cash on hand.

Sources of Cash

Cash flows from operating activities

Our principal sources of liquidity are cash flows from operating activities.  For the three months ended November 30, 2011, our cash flows from operating activities were an inflow of $9.9 million (for the three months ended November 30, 2010 - an outflow of $4.6 million).  Cash flows from operating activities increased $14.5 million for the three months ended November 30, 2011, as compared to the three months ended November 30, 2010 due to increased operating income primarily as a result of decreased restructuring charges.  As of November 30, 2011 we had cash of $12.4 million (August 31, 2011 - $10.5 million, September 1, 2010 - $40.2 million) and our ABL facility remained undrawn.  Availability under the ABL facility as at November 30, 2011 was $45.0 million (August 31, 2011 - $37.3 million, September 1, 2010 - $35.1 million).

Cash flows from investing activities

For the three months ended November 30, 2011, our cash flows from investing activities were an inflow of $82.9 million (for the three months ended November 30, 2010 - an outflow of $2.9 million).  The inflow primarily relates to the net proceeds from the sale of discontinued operations of $85.9 million.  Offsetting this inflow were capital expenditures related to property and equipment and intangible assets of $1.5 million and $1.5 million, respectively, for the three months ended November 30, 2011.  In the three months ended November 30, 2010, we received proceeds on the sale of property and equipment of $1.1 million, offset by capital expenditures related to property and equipment and intangible assets of $1.5 million and $2.5 million, respectively.

Uses of Cash

Cash flows from financing activities

Cash flows from financing activities for the three months ended November 30, 2011, were an outflow of $90.9 million as compared to $11.0 million for the three months ended November 30, 2010, and were related to our indebtedness as discussed below.

Indebtedness

As of November 30, 2011, we have amounts outstanding under the Term Loan Facility of US$251.1 million (August 31, 2011 - US$340.0 million, September 1, 2010 - US$267.5 million and CDN$110.0 million).  In addition, as of November 30, 2011, we have US$275.0 million of Notes outstanding (August 31, 2011 and September 1, 2010 - US$275.0 million).

During the three months ended November 30, 2011 we made mandatory principal repayments on our Term Loan Facility of $90.8 million (US$88.9 million), which includes the required repayment due to the sale of the Disposed Properties described above in “Overview and Background”.  During the three months ended November 30, 2010, we made mandatory and optional principal repayments on our Term Loan Facility of $3.1 million (US$1.7 million and CDN$1.4 million) and $7.7 million (US$7.5 million), respectively.

The following tables set out the principal and carrying amount of debt outstanding as at November 30, 2011, August 31, 2011 and September 1, 2010.  The first column of the table translates our US dollar debt to the Canadian equivalent based on foreign exchange rates specified in our foreign currency swap agreements for swapped debt and at the closing foreign exchange rate on November 30, 2011, August 31, 2011 and September 1, 2010, respectively, for our non-swapped debt.

	November 30, 2011
($ in thousands of Canadian dollars)	Principal translated at swapped or period end rates	Principal translated at period end exchange rates	Financing fees, discounts and other	Carrying Value
Term loan - Tranche C (swapped) (US$212.7M)	217,861	217,069	10,054	207,015
Term loan - Tranche C (non-swapped) (US$38.4M)	39,174	39,174	1,815	37,359
Notes (swapped) (US$275.0M)	284,625	280,583	9,958	270,625
	541,660	536,826	21,827	514,999

	August 31, 2011
($ in thousands of Canadian dollars)	Principal translated at swapped or period end rates	Principal translated at period end exchange rates	Financing fees, discounts and other	Carrying Value
Term loan - Tranche C (swapped) (US$228.1M)	233,679	223,426	13,325	210,101
Term loan - Tranche C (non-swapped) (US$111.9M)	109,598	109,598	6,537	103,061
Notes (swapped) (US$275.0M)	284,625	269,335	10,199	259,136
	627,902	602,359	30,061	572,298

	September 1, 2010
($ in thousands of Canadian dollars)	Principal translated at swapped or period end rates	Principal translated at period end exchange rates	Financing fees, discounts and other	Carrying Value
Term loan - US Tranche (swapped) (US$225.0M)	232,875	239,963	17,608	222,355
Term loan - US Tranche (non-swapped) (US$42.5M)	45,326	45,326	5,949	39,377
Term loan - Canadian Tranche	110,000	110,000	8,400	101,600
Notes (swapped) (US$275.0M)	284,625	293,288	10,589	282,699
	672,826	688,577	42,546	646,031

Financial position as at November 30, 2011 compared to August 31, 2011

($ in thousands of Canadian dollars, except per share information)	November 30, 2011	August 31, 2011

Current assets	165,923	150,822
Total assets	1,117,726	1,180,243
Current liabilities	141,048	148,255
Total liabilities	782,746	864,963
Shareholders' equity	334,980	315,280

The increase in our current assets at November 30, 2011 as compared to August 31, 2011 is due to an increase in accounts receivable reflecting the seasonality of our business, partially offset by the sale of current assets of the Disposed Properties.  Total assets at November 30, 2011 decreased compared to August 31, 2011, due to the sale of assets of the Disposed Properties as well as a reduction of carrying amounts for property and equipment and indefinite life intangible assets as a result of amortization recorded during the three months ended November 30, 2011, partially offset by the increase in current assets previously described.  Current liabilities decreased due to the sale of the Disposed Properties and a reduction in the current portion of derivative financial instruments, partially offset by increased accrued interest payable on the Notes.  The decrease in total liabilities is due to principal repayments on long-term debt, decreases in our derivative financial instruments as well as the reduction in current liabilities described above.

Financial Instruments and Financial Instruments Risk Management

The financial instruments and financial risk management policies are the same as disclosed in the August 31, 2011 audited consolidated financial statements except as disclosed below.

Financial instruments

Derivative financial instruments

During the three months ended November 30, 2011, we had a principal exchange of US$13.5 million on our foreign currency interest rate swap associated with Tranche C that was not designated as a hedge and as a result have a notional amount of US$166.5 million outstanding on this swap as at November 30, 2011 (August 31, 2011 – US$180.0 million, September 1, 2010 – US$225.0 million).

During the three months ended November 30, 2011, we had a principal exchange of US$1.9 million on our foreign currency interest rate swap associated with Tranche C that was designated as a hedge and as a result have a notional amount of US$46.3 million outstanding on this swap as at November 30, 2011 (August 31, 2011 – US$48.1 million, September 1, 2010 – nil).

Foreign currency risk

We have entered into transactions to reduce foreign currency risk exposure on our US dollar denominated debt.  As of November 30, 2011, due to the required repayment associated with the sale of the Disposed Properties we had mitigated foreign currency risk on 93% of our US dollar denominated debt, meeting our goal of largely eliminating our exposure to foreign currency fluctuations on our US dollar denominated indebtedness (August 31, 2011 – 82%, September 1, 2010 – 92%).  As at November 30, 2011, we were still exposed to foreign currency risk on the unswapped portion of Tranche C of US$38.4 million, representing 7% of our outstanding US dollar denominated indebtedness (August 31, 2011 – 18%, September 1, 2010 – 8%).

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

Contractual obligations and commitments

Our obligations under firm contractual arrangements, including commitments for future payments under capital lease arrangements, operating lease arrangements, pension funding agreements and swap agreements are not materially different from those discussed in our annual management’s discussion and analysis for the year ended August 31, 2011 and the period ended August 31, 2010, other than the effects of foreign exchange on our US dollar swap agreements.  Due to the repayment on the Term Loan Facility during the three months ended November 30, 2011, our obligations under firm contractual agreements related to our debt agreements have been updated to reflect repayments as follows:

	Fiscal year ending August 31,
($ in thousands of Canadian dollars)	2012 (1)	2013	2014	2015	2016	Thereafter
Long-term debt (2) (3)	9,856	26,281	39,422	39,422	141,262	280,583
Interest on long-term debt (2) (3)	47,571	50,519	48,679	46,106	42,133	70,278
Total	57,427	76,800	88,101	85,528	183,395	350,861

(1) Reflect the contractual obligations for the period from December 1, 2011 to August 31, 2012.

(2) Long-term debt and interest payments include only the quarterly minimum contractual principal repayments.

(3) US dollar long-term debt payments have been converted to Canadian dollars using the closing exchange rate on November 30, 2011. Interest payments have been calculated based on actual interest and foreign exchange rates as of November 30, 2011.

Differences between IFRS and US GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with IFRS, which differs in certain respects from US GAAP.  The significant differences are discussed in detail in note 21 of our interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010.

Internal Controls

Disclosure controls and procedures within the Company have been designed to provide reasonable assurance that all relevant information is identified to its management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the Company’s CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In the Company’s first quarterly 2012 filings, the Company’s CEO and CFO certify, as required by National Instrument 52-109, the appropriateness of the financial disclosure, the design of the Company’s disclosure controls and procedures, and the design of internal controls over financial reporting.

The CEO and CFO of the Company have also evaluated whether there were changes to the Company’s internal control over financial reporting during the three months ended November 30, 2011 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting. There were no changes identified during their evaluation. Furthermore, the Company has determined that there has been no material change in internal controls over financial reporting as a result of the adoption of IFRS.

Risk Factors

The risks relating to our business are described in the section entitled “Risk Factors” included in our annual management’s discussion and analysis for the year ended August 31, 2011 and period ended August 31, 2010.

Share Capital

As at January 9, 2012 we had the following number of shares and options outstanding:

Class C voting shares	1,181,668
Class NC variable voting shares	39,141,502
Total shares outstanding	40,323,170

Total options and restricted share units outstanding (1)	1,760,000

(1) The total options and restricted share units outstanding are convertible into 1.7 million Class C voting shares and 0.1 million Class NC variable voting shares.  The total options outstanding include 0.8 million options that are vested and 1.0 million options that are unvested.